Advanced Series Trust
655 Broad Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

August 15, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mr. Alberto Zapata

Re: Advanced Series Trust: Form N-1A

Post-Effective Amendment No. 144 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 146 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 033-24962

Investment Company Act No. 811-05186

Dear Mr. Zapata:

We filed through EDGAR on May 31, 2016 on behalf of AST Money Market Portfolio (the “Portfolio”), a series of Advanced Series Trust (the “Trust” or “Registrant”), Post-Effective Amendment No. 144 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 146 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Portfolio is currently managed as a money market fund pursuant to Rule 2a-7 under the 1940 Act. The Amendment was filed under Rule 485(a)(1) under the 1933 Act for the purpose of disclosing upcoming changes to the Portfolio’s investment policies and strategies resulting from the planned repositioning of the Portfolio as a government money market fund later this year.

This letter responds to the Staff’s comments on the Amendment that you conveyed by telephone on June 29, 2016. For your convenience, a summary of the Staff’s comments is included herein and the Portfolio’s responses are keyed accordingly, as set forth below. The responses will be included in Post Effective Amendment No. 146 to the Registrant’s registration statement to be filed under Rule 485(b) on or about August 15, 2016, with effectiveness on September 12, 2016.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.  The Commission Staff’s comments and the Registrant’s responses are set forth below.

1.	Comment: Please consider whether or not the Amendment requires any revision or additional disclosure with respect to the disclosure of risks relating to current market conditions. In this regard, please refer to Guidance Update 2016-02 issued by the Division of Investment Management earlier this year.

Response: We have carefully reviewed the Guidance Update and believe that the disclosures included in the Registration Statement are consistent with the Guidance Update.

2.	Comment: Please revise the required money market fund disclosure that appears in the Summary portion of the Prospectus so that it conforms to the language required by Form N-1A, Item 4(b)(1)(ii)(C).

Response: We have reviewed the required money market fund disclosure and confirmed that it conforms to the language required by Form N-1A, Item 4(b)(1)(ii)(C).

3.	Comment: Please confirm that disclosure relating to prior financial support is not required to be included in the Statement of Additional Information (SAI) per Form N-1A, Item 16(g)(2).

Response: We hereby confirm that disclosure relating to prior financial support is not required to be included in the SAI per Form N-1A, Item 16(g)(2).

4.	Comment: With respect to the SAI, please include the total management fees paid by the Portfolio during 2015.

Response: The management fees paid by the Portfolio during 2015 are disclosed in the SAI.

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The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) the Staff’s comments or the Registrant’s changes to disclosure in a filing reviewed by the Staff in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (973) 802-6469 with any questions.

Sincerely yours,

/s/ Jonathan D. Shain
Jonathan D. Shain
Vice President and Corporate Counsel